Exhibit 99.1

CooTek Files Annual Report on Form 20-F for Fiscal Year 2021

SHANGHAI— April 29, 2022— CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a global mobile internet company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the Securities and Exchange Commission (the “SEC”) on April 29, 2022.

The annual report can be accessed on the Company’s investor relations website at https://ir.cootek.com/ as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s IR Department at ir@cootek.com.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

For investor enquiries, please contact:

CooTek (Cayman) Inc.
Mr. Jacky Lin
Email: ir@cootek.com

ICA Investor Relations (Asia) Limited
Mr. Kevin Yang
Phone: +86-21-8028-6033
Email: cootek@icaasia.com